Exhibit 4.1

Original Issue Date: August 10, 2022

$5,500,000

10% SECURED OID PROMISSORY NOTE

THIS NOTE of BitNile, Inc., a Nevada corporation, having a principal place of business at 11411 Southern Highlands Parkway, Suite 240, Las Vegas, Nevada 89141 (the “Company”), designated as its 10% Secured OID Promissory Note (the “Note”). Capitalized terms used herein not otherwise defined shall have the meaning ascribed to them in the Purchase Agreement by and among the Company and the Investors named therein (“Purchase Agreement”).

FOR VALUE RECEIVED, the Company promises to pay to __________ or its registered assigns (the “Holder”), the principal sum of Five Million Five Hundred Thousand Dollars ($5,500,000) (“Principal Amount”) and to pay accrued interest thereon at the rate of ten percent (10%) (the “Interest Rate”) per annum from the date of this Note through the date on which such Principal Amount is paid in full (whether payment in full is at stated maturity, by acceleration or otherwise) in accordance with the terms of this Note.

This Note is subject to the terms and conditions set forth in the Purchase Agreement, as well as to the following additional provisions:

Section 1.     This Note is exchangeable for an equal aggregate Principal Amount of Notes of different authorized denominations, as requested by the Holder surrendering the same. No service charge will be made for such registration of transfer or exchange.

Section 2.     This Note has been issued subject to certain investment representations of the original Holder set forth in the Purchase Agreement and may be transferred or exchanged only in compliance with the Purchase Agreement and applicable federal and state securities laws and regulations. Prior to due presentment to the Company for transfer of this Note, the Company and any agent of the Company may treat the Person in whose name this Note is duly registered on the Note register as the owner hereof for the purpose of receiving payment as herein provided and for all other purposes, whether or not this Note is overdue, and neither the Company nor any such agent shall be affected by notice to the contrary.

Section 3.     Events of Default.

(a)       “Event of Default”, wherever used herein, means any one of the following events (whatever the reason and whether it shall be voluntary or involuntary or effected by operation of law or pursuant to any judgment, decree or order of any court, or any order, rule or regulation of any administrative or governmental body):

(i)       default shall be made in the payment of the Principal Amount or interest on this Note when the same becomes due and payable and the default continues for a period of ten (10) calendar days; or

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(iii)     any representation or warranty made by the Company in the Purchase Agreement was incorrect in any material respect on or as of the date made; or

(iv)    the Company shall fail to observe or perform any other covenant or agreement contained in this Note, the Purchase Agreement, the Security Agreement (as defined in Section 15 below) which failure is not cured, if possible to cure, within 10 calendar days after written notice of such default is sent by the Holder; or

(v)     unless otherwise approved in writing in advance by the Holder, the

Company shall announce an intention to pursue or consummate a Change of Control, or the Company shall enter into any agreement, understanding or arrangement with respect to any Change of Control; or

(vi)    the Company shall (A) default in any payment of any amount or amounts of principal of or interest (if any) on any Indebtedness (other than the indebtedness hereunder), the aggregate principal amount of which indebtedness is in excess of $250,000 that will permit the holder or holders of such indebtedness to become due prior to its stated maturity or (B) default in the observance or performance of any other agreement or condition relating to any such indebtedness or contained in any instrument or agreement evidencing, securing or relating thereto, or any other event shall occur or condition exist, the effect of which default or other event or condition is to cause, or to permit the holder or holders or beneficiary or beneficiaries of such indebtedness to cause with the giving of notice if required, such indebtedness to become due prior to its stated maturity and any such default is not remedied within ten (10) Business Days (as defined in Section 15 below) from the Event of Default occurring by the Company’s failure to comply with this Section 3(a)(vi); or

(viii)   the Company shall commence, or there shall be commenced against the Company a case under any applicable bankruptcy or insolvency laws as now or hereafter in effect or any successor thereto, or the Company commences any other proceeding under any reorganization, arrangement, adjustment of debt, relief of debtors, dissolution, insolvency or liquidation or similar law of any jurisdiction whether now or hereafter in effect relating to the Company or there is commenced against the Company any such bankruptcy, insolvency or other proceeding which remains undismissed for a period of 60 days; or the Company is adjudicated insolvent or bankrupt; or any order of relief or other order approving any such case or proceeding is entered; or the Company suffers any appointment of any custodian or the like for it or any substantial part of its property which continues undischarged or unstayed for a period of 60 days; or the Company makes a general assignment for the benefit of creditors; or the Company shall fail to pay, or shall state that it is unable to pay, or shall be unable to pay, its debts generally as they become due; or the Company; or any corporate or other action is taken by the Company or any Subsidiary thereof for the purpose of effecting any of the foregoing; or

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(vi)     default with respect to any contractual obligation of the Company under or pursuant to any contract, lease, or other agreement to which the Company is a party and such default shall continue for more than the period of grace, if any, therein specified, if the aggregate amount of the Company’s contractual liability arising out of such default exceeds or is reasonably estimated to exceed $500,000; or

(vii)    final judgment for the payment of money in excess of $100,000 shall be rendered against the Company and the same shall remain undischarged for a period of 60 days during which execution shall not be effectively stayed; or

(viii)   Parent’s Common Stock is no longer publicly traded or ceases to be listed on the Principal Market; or

(ix)     Parent ceases to be a “reporting company” under the Exchange Act, or applies to do so, in either case without the prior written consent of the Holder; or

(x)      there shall be any SEC or judicial stop trade order or trading suspension stop-order or management cease trade order or any restriction in place with the transfer agent for the Common Stock of Parent restricting the trading of such Common Stock; or

(xi)     in the event that each of Milton C. Ault, III and William B. Horne cease to be the Executive Chairman and Chief Executive Officer, respectively, of Parent; or

(xii)    the occurrence of a Material Adverse Effect in respect of the Company, or the Company and its Subsidiaries taken as a whole, and any such occurrence is not remedied within ten (10) Business Days from the Event of Default occurring by the Company’s failure to comply with this Section.

(b)       If any Event of Default occurs, the full Principal Amount of this Note, together with the amount of unpaid interest that would have been payable if the Note was repaid in full in accordance with the terms hereof on the first anniversary of the Original Issue Date and other amounts owing in respect thereof, to the date of acceleration shall become immediately due and payable in cash. Commencing upon an Event of Default that results in the eventual acceleration of this Note, the interest rate on this Note shall accrue at the rate of 18% per annum, or such lower maximum amount of interest permitted to be charged under applicable law). The Holder need not provide, and the Company hereby waives any presentment, demand, protest or other notice of any kind, and the Holder may immediately and without expiration of any grace period enforce any and all of its rights and remedies hereunder and all other remedies available to it under applicable law. Such declaration may be rescinded and annulled by Holder at any time prior to payment hereunder and the Holder shall have all rights as a Note holder until such time, if any, as the full payment under this Section shall have been received by it. No such rescission or annulment shall affect any subsequent Event of Default or impair any right consequent thereon.

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(c)       Upon the occurrence of any Event of Default, the Company shall, as promptly as possible but in any event within three (3) Business Days of such Event of Default, notify the Holder of the occurrence of such Event of Default, describing the event or factual situation giving rise to the Event of Default and specifying the relevant subsection or subsections of Section 3(a) hereof under which such Event of Default has occurred

Section 4.     This Note is a direct obligation of the Company, and the obligation of the Company to repay this Note is absolute and unconditional. The obligation to repay this Note shall be secured pursuant to the Security Agreement. In addition, each of Milton C. Ault, III and Parent shall guarantee to the Holder the performance and punctual payment in respect of the Note pursuant to a Guaranty (as defined in Section 15 below).

Section 5.     Interest on the amount advanced will accrue on this Note until the Maturity Date (as defined in Section 15 below) at the rate of ten percent (10%) per annum based on a 365-day year. All accrued but unpaid interest will be paid monthly in arrears with each Monthly Payment (as defined in Section 6 below). If an Event of Default shall occur, interest at the rate of eighteen percent (18%) per annum or the highest rate allowed by law, whichever is lower, shall accrue on the outstanding principal of this Note from and after the date of the Event of Default until the date that the Event of Default is cured. All past due interest shall accrue on a daily basis and shall be payable in cash. The Holder may demand payment of all or any part of this Note, together with accrued interest, if any, and any other amounts due hereunder, as of the Maturity Date or any date thereafter.

 Section 6.     Provided that the Company does not elect to exercise a Monthly Forbearance (as defined in Section 7 below), the Company shall make monthly payments (each a “Monthly Payment”) of Five Hundred Thousand Dollars ($500,000) each in accordance with the amortization table attached as Exhibit A hereto by the tenth (10th) calendar day of each month commencing in September 2022. Subject to Section 3(b) above and Section 7 below, all payments due and owing under this Note will become due and payable on the Maturity Date.

 Section 7.     Subject to the Company making the first six (6) Monthly Payments in full to Holder on a timely basis, the Company, in lieu of making a Monthly Payment, in its sole option, may elect to pay a forbearance fee equal to $125,000 (each a “Monthly Forbearance”) by the due date of such Monthly Payment. For each Monthly Forbearance elected by the Company, the due date of each subsequent Monthly Payment and the Maturity Date will be extended by one (1) month, provided, however, that the Company may not elect a Monthly Forbearance in consecutive months.

 Section 8.     [Reserved]

 Section 9.    Any payment made by the Company to the Holder, on account of this Note shall be applied in the following order of priority: (i) first, to any amounts other than principal and accrued interest, if any, owed hereunder, (ii) second, to accrued interest, if any, through and including the date of payment, and (iii) then, to Principal Amount of this Note.

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 Section 10. Amounts due under this Note may be prepaid at any time; provided however, upon the prepayment of this Note in full, there shall be due to the Holder the amount of unpaid interest that would have accrued in accordance with the terms hereof through the first anniversary of the Original Issue Date.

Section 11.  This Note shall be governed by and interpreted in accordance with the laws of the State of New York for contracts to be wholly performed in such state and without giving effect to the principles thereof regarding the conflict of laws. Each of the parties consents to the exclusive jurisdiction of the state courts of the State of New York located in New York County and the United States District Court for the Southern District of New York in connection with any dispute arising under this Agreement and hereby waives, to the maximum extent permitted by law, any objection, including any objection based on forum non convenes, to the bringing of any such proceeding in such jurisdictions. To the extent determined by such court, the Company shall reimburse the Holder for any reasonable legal fees and disbursements incurred by the Holder in enforcement of or protection of any of its rights under this Note. The Company and the Holder hereby waive a trial by jury in any action, proceeding or counterclaim brought by either of the parties hereto against the other in respect of any matter arising out of or in connection with this Agreement or the Note.

Section 12.  Any and all notices or other communications or deliveries to be provided by the Holder hereunder, including, without limitation, any notice of conversion, shall be in writing and delivered personally, by facsimile, sent by a nationally recognized overnight courier service, addressed to the Company, at the address set forth above Attn: William B. Horne or by email to ____________ or such other address or email address as the Company may specify for such purposes by notice to the Holder delivered in accordance with this Section. Any and all notices or other communications or deliveries to be provided by the Company hereunder shall be in writing and delivered personally, sent by a nationally recognized overnight courier service addressed to each Holder or at the email address of Holder appearing on the books of the Company, or if no such email address or address appears, at the principal place of business of the Holder. Any notice or other communication or deliveries hereunder shall be deemed given and effective on the earliest of (i) the date of transmission, if such notice or communication is delivered via email prior to 5:30 p.m. (New York, New York time), (ii) the date after the date of transmission, if such notice or communication is delivered via email specified in this Section later than 5:30 p.m. (New York, New York time) on any date and earlier than 11:59 p.m. (New York, New York time) on such date, (iii) the second Business Day following the date of mailing, if sent by nationally recognized overnight courier service, or (iv) upon actual receipt by the party to whom such notice is required to be given. Whenever any payment or other obligation hereunder shall be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day.

Section 13.   If this Note shall be mutilated, lost, stolen or destroyed, the Company shall execute and deliver, in exchange and substitution for and upon cancellation of a mutilated Note, or in lieu of or in substitution for a lost, stolen or destroyed Note, a new Note for the principal amount of this Note so mutilated, lost, stolen or destroyed but only upon receipt of evidence of such loss, theft or destruction of such Note, and of the ownership hereof, and indemnity, if requested, all reasonably satisfactory to the Company.

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Section 14.   If any provision of this Note is invalid, illegal or unenforceable, the balance of this Note shall remain in effect, and if any provision is inapplicable to any person or circumstance, it shall nevertheless remain applicable to all other persons and circumstances. If it shall be found that any interest or other amount deemed interest due hereunder violates applicable laws governing usury, the applicable rate of interest due hereunder shall automatically be lowered to equal the maximum permitted rate of interest. The Company covenants (to the extent that it may lawfully do so) that it shall not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law or other law which would prohibit or forgive the Company from paying all or any portion of the principal of or interest on this Note as contemplated herein, wherever enacted, now or at any time hereafter in force, or which may affect the covenants or the performance of this indenture, and the Company (to the extent it may lawfully do so) hereby expressly waives all benefits or advantage of any such law, and covenants that it will not, by resort to any such law, hinder, delay or impeded the execution of any power herein granted to the Holder, but will suffer and permit the execution of every such as though no such law has been enacted.

Section 15.   Definitions. For the purposes hereof, in addition to the terms defined elsewhere in this Note: (a) capitalized terms not otherwise defined herein have the meanings given to such terms in the Purchase Agreement, and (b) the following terms shall have the following meanings:

“Business Day” means any day except Saturday, Sunday and any day which shall be a federal legal holiday in the United States or a day on which banking institutions in the State of New York are authorized or required by law or other government action to close.

“Change of Control” means, with respect to the Company, on or after the date of this Note:

(a) a change in the composition of the Board of Directors of the Company at a single shareholder meeting where a majority of the individuals that were directors of the Company immediately prior to the start of such shareholder meeting are no longer directors at the conclusion of such meeting, without the prior written consent of a majority in interest of the Investors;

(b) a change, without the prior written consent of a majority in interest of the Investors, in the composition of the Board of Directors of the Company prior to the termination of this Agreement where a majority of the individuals that were directors as of the date of this Note cease to be directors of the Company prior to the payment if full of the Notes; or

(c) other than a shareholder that holds such a position at the date of this Agreement, if a Person comes to have beneficial ownership, control or direction over more than forty percent (40%) of the voting rights attached to any class of voting securities of the Company; or

(d) the sale or other disposition by the Company or any of its Subsidiaries in a single transaction, or in a series of transactions, of all or substantially all of their respective assets.

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“Guaranty” means each of (i) the Guaranty, dated as of the date hereof, by Milton C. Ault, III in favor of the original Holders, as amended, modified or supplemented from time to time in accordance with its terms (ii) the Guaranty, dated as of the date hereof, by Digital Power Lending, LLC in favor of the original Holders, as amended, modified or supplemented from time to time in accordance with its terms and (iii) the Guaranty, dated as of the date hereof, by Parent in favor of the original Holders, as amended, modified or supplemented from time to time in accordance with its terms.

“Maturity Date” means the first anniversary of the Original Issue Date; provided, however, that the Maturity Date is subject to acceleration as provided in Section 3(b) above and to extension as provided in Section 7 above.

“Parent” means BitNile Holdings, Inc., a Delaware corporation.

“Person” means a corporation, an association, a partnership, organization, a business, an individual, a government or political subdivision thereof or a governmental agency.

“Purchase Agreement” means the Purchase Agreement, dated as of the date hereof, to which the Company and the original Holder are parties, as amended, modified or supplemented from time to time in accordance with its terms.

“Security Agreement” means the Security Agreement, dated as of the date hereof, to which the Company and the original Holder are parties, as amended, modified or supplemented from time to time in accordance with its terms.

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IN WITNESS WHEREOF, the Company has caused this Note to be duly executed by a duly authorized officer as of the date first above indicated.

BITNILE, INC.

By:
Name: William B. Horne Title: Chief Executive Officer

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Exhibit A

Date	Total Payment	Interest Pmt.	Principal Pmt.	Interest Expense	Balance

08/10/2022					$5,500,000

09/10/2022	$(500,000)	$(85,600)	$(414,400)	$85,600	$5,085,600
10/10/2022	(500,000)	(72,554)	(427,446)	72,554	4,658,154
11/10/2022	(500,000)	(60,415)	(439,585)	60,415	4,218,569
12/10/2022	(500,000)	(56,537)	(443,463)	56,537	3,775,106
02/10/2023	(500,000)	(48,962)	(451,038)	48,962	3,324,068
03/10/2023	(500,000)	(43,112)	(456,888)	43,112	2,867,180
04/10/2023	(500,000)	(39,665)	(460,335)	39,665	2,406,845
05/10/2023	(500,000)	(29,135)	(470,865)	29,135	1,935,980
06/10/2023	(500,000)	(25,946)	(474,054)	25,946	1,461,926
07/10/2023	(500,000)	(17,697)	(482,303)	17,697	979,623
08/10/2023	(500,000)	(13,976)	(486,024)	13,976	493,599
09/10/2023	(500,000)	(6,401)	(493,599)	6,401	-
Total	$(6,000,000)	$(500,000)	$(5,500,000)	$500,000	$-

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